

Adam Burgoon · 3rd

Partner, KarpReilly LLC

New York, New York, United States · **Contact info**

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 **KarpReilly**

C **Colgate University**

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Experience

Partner
KarpReilly
Nov 2007 – Present · 14 yrs 8 mos

Principal
Apax Partners
2005 – 2007 · 2 yrs

Vice President
Saunders Karp & Megrue
2001 – 2005 · 4 yrs

Education

C **Colgate University**
1995 - 1999

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C **Colgate University**
42,479 followers